UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

China Online Education Group
(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)

16954L105
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

CUSIP No. 16954L105	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ariose Capital Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,716,780 Class A Ordinary Shares, represented by 314,452 American Depositary Shares of the Issuer (each American Depositary Share represents 15 Class A Ordinary Shares)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,716,780 Class A Ordinary Shares, represented by 314,452 American Depositary Shares of the Issuer (each American Depositary Share represents 15 Class A Ordinary Shares)
	8.	SHARED DISPOSITIVE POWER 0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,716,780 Class A Ordinary Shares, represented by 314,452 American Depositary Shares of the Issuer (each American Depositary Share represents 15 Class A Ordinary Shares)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.11%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 16954L105	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ariose Capital Management
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,716,780 Class A Ordinary Shares, represented by 314,452 American Depositary Shares of the Issuer (each American Depositary Share represents 15 Class A Ordinary Shares)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,716,780 Class A Ordinary Shares, represented by 314,452 American Depositary Shares of the Issuer (each American Depositary Share represents 15 Class A Ordinary Shares)
	8.	SHARED DISPOSITIVE POWER 0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,716,780 Class A Ordinary Shares, represented by 314,452 American Depositary Shares of the Issuer (each American Depositary Share represents 15 Class A Ordinary Shares)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.11%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 16954L105	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yi Xin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,716,780 Class A Ordinary Shares, represented by 314,452 American Depositary Shares of the Issuer (each American Depositary Share represents 15 Class A Ordinary Shares)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,716,780 Class A Ordinary Shares, represented by 314,452 American Depositary Shares of the Issuer (each American Depositary Share represents 15 Class A Ordinary Shares)
	8.	SHARED DISPOSITIVE POWER 0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,716,780 Class A Ordinary Shares, represented by 314,452 American Depositary Shares of the Issuer (each American Depositary Share represents 15 Class A Ordinary Shares)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.11%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 16954L105	13G

Item 1.

(a)	Name of Issuer China Online Education Group

(b)	Address of Issuer’s Principal Executive Offices 6th Floor, Deshi Building North Shangdi Street Haidian District, Beijing 100085 China

Item 2.

(a)	Name of Person Filing Ariose Capital Management Limited (the "Adviser"), Ariose Capital Management (the "Manager") and Mr. Yi Xin.

(b)

Address of the Principal Office or, if none, residence

For the Adviser and Mr. Yi Xin:

Suite 504, ICBC Tower

3 Garden Road, Central

Hong Kong

For the Manager:

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue, George Town

Grand Cayman KY1-9005

Cayman Islands

(c)

Citizenship

The Adviser is a company incorporated under the laws of Hong Kong. The Manager is an exempted company incorporated with limited liability in the Cayman Islands. Mr. Yi Xin is a citizen of the People's Republic of China.

(d)	Title of Class of Securities American Depository Shares convertible into Class A Ordinary Shares, $0.0001 par value per share

(e)	CUSIP Number 16954L105

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No. 16954L105	13G

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 4,716,780 (the "Shares")

(b)	Percent of class: 9.11%*

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 4,716,780

	(ii)	Shared power to vote or to direct the vote 0

	(iii)	Sole power to dispose or to direct the disposition of 4,716,780

(iv)

Shared power to dispose or to direct the disposition of  0

* The percentage is based upon 51,789,473 Class A Ordinary Shares of the Issuer outstanding as of the closing of its initial public offering, as described in the prospectus filed by the Issuer with the Securities and Exchange Commission on June 10, 2016.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐ .

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

The Shares are owned directly by Ariose China Growth Fund (the "Private Fund") and a separately managed account (the "Separately Managed Account" and together with the Private Fund, the "Accounts") that are managed and advised by the Manager and the Adviser, respectively. The Private Fund owns 4,153,770 Shares and the Separately Managed Account owns 563,010 Shares. The Accounts have the right to receive dividends from, as well as the proceeds from the sale of, the Shares.

Each of the Manager and the Adviser may be deemed to be a beneficial owner under Rule 13d-3 of the United States Securities Exchange Act of 1934, as amended (the "1934 Act"), of the Shares held by the Accounts, as, in their respective capacities as manager and adviser of the Accounts, they have the power to vote and dispose of, or direct the voting and disposition of, the Shares.

With respect to the Accounts, the Manager has delegated certain of its investment functions, duties, powers and discretion to the Adviser; however, the Manager may still be deemed to beneficially own the Shares under Rule 13d-3 of the 1934 Act. The Adviser is wholly-owned by the Manager, which in turn is wholly-owned by Mr. Yi Xin. As the sole shareholder and director of the Manager, Mr. Yi Xin may be deemed to beneficially own the Shares under Rule 13d-3 of the 1934 Act.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

CUSIP No. 16954L105	13G

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits  Exhibit 99.1

Joint Filing Agreement dated January 20, 2017, by and among the Adviser, the Manager and Mr. Yi Xin.

CUSIP No. 16954L105	13G

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2017

Ariose Capital Management Limited

By:	/s/ Yi Xin
Name:	Yi Xin
Title:	Director

Ariose Capital Management

By:	/s/ Yi Xin
Name:	Yi Xin
Title:	Director

/s/ Yi Xin
Yi Xin